Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 17, 2008

Catalyst names former steel industry executive to lead HR

Vancouver, BC– Catalyst president and chief executive officer Richard Garneau announced today that the company has appointed Steve Boniferro as senior vice-president, human resources.

Mr. Boniferro joined the company on January 8, 2008 bringing more than 25 years of human resource experience in senior positions with both management and labour.  Most recently, he was vice-president of Algoma Steel where he led the human resource group since 1998.

Mr. Boniferro began his career in 1977 in the mining industry in Elliot Lake, Ontario where he became president of the Steelworkers Local Union. In 1987, he joined the Steelworkers as a staff representative based in Sault Ste. Marie, Ontario and was promoted to area coordinator for Northwestern Ontario in 1990.

A graduate of the Queen’s School of Business Human Resources Program, Mr. Boniferro is an alumnus of the Governor General’s Canadian Leadership Conference. He has served on numerous community boards and committees and has guest lectured at Harvard and Oxford Universities. He is a sought-after speaker on the increased role and responsibility of workers in the workplace.

Mr. Boniferro will oversee all human resources functions and will continue to advance the company’s safety and performance initiatives as a competitive, values-driven business.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.3 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Media: Lyn Brown
Vice-President, Corporate Affairs
604-247-4713